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                                                                    EXHIBIT 4.20

                    [SUNSHINE MINING AND REFINING LETTERHEAD]

                               September 22, 1999

Mr. Paul E. Singer
Stonington Management Corporation
712 Fifth Avenue
New York, New York 10019

Re:      Letter Agreement

Dear Paul:

         As we discussed today, this Letter Agreement (the "Letter Agreement") sets forth the terms of the agreement between Sunshine Mining and Refining Company and any affiliates thereof ("Sunshine"), on the one hand, and Westgate International, L.P., Elliott Associates, L.P. and any affiliates thereof (collectively, "Elliott"), on the other hand, regarding (i) the waiver of
Section 3.11(A) of the Convertible Note Investment Agreement dated as of January 27, 1999 by and between Sunshine and Elliott (the "Investment Agreement"), (ii) the sale of shares of common stock of Sunshine ("Shares") by Elliott, (iii) the purchase by Sunshine of Elliott's 8 percent Senior Exchangeable Notes due 2000 ("Eurobonds") which are issued by Sunshine, (iv) the conversion of Elliott's 5% Convertible Notes due January 28, 2001 issued by Sunshine (the "Notes"), (v) the coverage of Elliott's short position on its Shares, (vi) the redemption by Sunshine of Notes owned by Elliott and (vii) the reservation, registration and listing by Sunshine of Shares due to the reverse stock split effected by Sunshine on August 6, 1999 (the "Reverse Stock Split").

1. Sunshine and Elliott agree that Elliott hereby waives Section 3.11(A) of the Investment Agreement and such waiver shall remain effective unless Sunshine does not close, by November 3, 1999 the offering of new units (the "New Units") by Sunshine on substantially similar terms as described in the summary of the terms attached as Exhibit A hereto for at least $35,000,000. The foregoing waiver applies solely to the offering of New Units as described in Exhibit A.

2. Elliott agrees not to sell any of its Shares until November 3, 1999 unless (i) the sales price is in excess of $1.75 per Share, (ii) Sunshine is in bankruptcy, (iii) the Shares are delisted from the New York Stock Exchange or (iv) Sunshine is in default with respect to any of its obligations under the Notes, the Investment Agreement or the Registration Rights Agreement (as defined in the Investment Agreement (collectively, the "Note Documents").


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3.       If upon a closing of the offering of the New Units for at least
         $35,000,000, Sunshine determines that it has enough Shares authorized to enable all holders of the notes or warrants comprising the New Units to exercise their conversion or exercise rights, Sunshine will upon such closing purchase all of Elliott's outstanding Eurobonds at par plus accrued interest. If upon closing of the offering of the New Units for at least $35,000,000, Sunshine determines that it does not have a sufficient number of authorized Shares to enable all holders of the notes or warrants comprising the New Units to exercise their conversion or exercise rights, Sunshine will, within 120 days of the closing, hold a special stockholders meeting to attempt to increase the authorized number of Shares. If Sunshine obtains the necessary increase in the authorized Shares to enable all holders of the notes or warrants comprising the New Units to exercise their conversion or exercise rights, Sunshine will, immediately upon effectiveness of such increase, purchase all of Elliott's outstanding Eurobonds at par plus accrued interest. If such approval is not obtained, then Sunshine shall apply proceeds from the New Units that are released towards payment of Elliott's Eurobonds at par plus accrued interest, to the extent not returned to investors.

         Notwithstanding the above, Elliott may purchase $18.395 million of the New Units in accordance with the terms of the offering subject to proration in the event the offering has subscriptions totaling more than $80 million. Elliott may pay for the New Units by tendering its Eurobonds. The Eurobonds may be valued at par for such payment and Sunshine will pay the accrued interest in cash.

4. Elliott and Sunshine agree that until November 17, 1999, the conversion price for any Notes which Elliott wishes to convert is $1.36275 per Share (subject to adjustments as provided in the Notes) unless (i) Sunshine is in bankruptcy, (ii) the Shares are delisted from the New York Stock Exchange or (iii) Sunshine is in default under any obligation under the Note Documents. Upon the occurrence of any event described in clauses (i) through (iii) the conversion price shall be determined pursuant to the Notes.

5. Elliott agrees that until November 3, 1999 it will not return borrowed Sunshine Shares, except for affiliate transfers, unless such Shares are called by the lending broker.

6. Sunshine agrees that until November 3, 1999 it will not exercise any optional redemption on any of the Notes owned by Elliott.

7. Sunshine agrees that within 30 days hereof it will (i) reserve for issuance, (ii) obtain an effective registration statement for and (iii) have approved for listing on the New York Stock Exchange an additional 338,812 Shares in which Elliott may convert its Notes. Sunshine acknowledges that such additional 338,812 shares are properly issuable upon conversion of the Notes. If Sunshine is unable to accomplish steps (i-iii) within 30 days hereof, Sunshine will pay Elliott $5,000 for every 30 days in which steps (i-iii) are not accomplished and if such payments are not made within 5 business days, Elliott


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         shall be entitled to the remedies provided in Section 2(b) of the
         Registration Rights Agreement.

8. Subject to compliance with paragraph 7 above, Elliott hereby waives and releases any claim it may have against Sunshine for failures to register the increase in the "Maximum Amount" provide by Section 3.15 of the Investment Agreement and Section 2(i) of the Registration Rights Agreement and arising out of the Reverse Stock Split.

         Except as modified by this Letter Agreement, the terms of the Investment Agreement, the Notes and the Registration Rights Agreement dated as of January 28, 1999 by and between Sunshine and Elliott remain in full force and effect.

         This Letter Agreement is effective as of the date hereof.

         If this Letter Agreement is acceptable to you, please sign and date this Letter Agreement as set forth below.

Yours truly,

SUNSHINE MINING AND REFINING COMPANY


/s/ WILLIAM W. DAVIS
-------------------------------------
William W. Davis
Executive Vice President

Agreed to and accepted by on this 22nd day of September, 1999:

WESTGATE INTERNATIONAL, L.P.:

By:   Martley International Inc.
      Attorney-in-Fact

      By: /s/ PAUL E. SINGER
         -------------------------
         Paul E. Singer
         President


ELLIOTT ASSOCIATES, L.P.

By:      /s/ PAUL E. SINGER
      -------------------------------
      Paul E. Singer
      General Partner